UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NewMarket Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

651587107

(CUSIP Number)

Thomas E. Gottwald

330 South Fourth Street

Richmond, VA 23219

(804) 788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Thomas E. Gottwald I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,469
	8	SHARED VOTING POWER 34,760
	9	SOLE DISPOSITIVE POWER 567,469
	10	SHARED DISPOSITIVE POWER 34,760
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of NewMarket Corporation, a Virginia corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being filed by Thomas E. Gottwald (the “Reporting Person”).

(b)    The Reporting Person’s business address is 330 South Fourth Street, Richmond, Virginia 23219.

(c)    The Reporting Person currently serves as the Issuer’s Chairman, President and Chief Executive Officer.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)    During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person’s status as beneficial owner of more than 5% of the outstanding Shares primarily resulted from a change in the aggregate number of outstanding Shares. In addition, the Reporting Person periodically receives voting rights over certain Shares granted to him by the Issuer pursuant to the 2014 Incentive Compensation and Stock Plan (the “Incentive Compensation Plan”). The Reporting Person also serves as trustee of certain family trusts that utilize dividends received from the Issuer to purchase Shares in the open market.

Item 4.	Purpose of Transaction.

The Reporting Person intends to hold for investment the Shares that he beneficially owns and, aside from routine estate planning and family gift transactions, the reinvestment by certain family trusts of dividends received from the Issuer and the acquisition of Shares by the Reporting Person as a result of his employment by, and service on the board of directors of, the Issuer, has no present plans to acquire or dispose of, or to cause any other person to acquire or dispose of, Shares. The Reporting Person does, however, reserve the right to buy or sell Shares from time to time.

Except as indicated in the paragraph above, the Reporting Person has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as indicated in Item 2 above, the Reporting Person currently serves as the Issuer’s Chairman, President and Chief Executive Officer and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)    As of April 1, 2018, the Reporting Person beneficially owns 602,229 Shares, which represents approximately 5.1% of the outstanding Shares. This percentage calculation is based on a total number of outstanding Shares of 11,787,114 as of March 29, 2018, which number was provided to the Reporting Person by the Issuer.

(b)    The Reporting Person has sole voting and dispositive power with regard to 567,469 of the Shares described in Item 5(a) above and shared voting and dispositive power with regard to 34,760 of those Shares (the “Shared Shares”). Certain of the Shared Shares are held by the Reporting Person’s wife, Ann Parker Gottwald, and the rest are held in various family trusts for which the Reporting Person and Stephen Clifton serve as co-trustees.

Mrs. Gottwald is the spouse of the Reporting Person. Mr. Clifton is co-owner and vice president of Crystal Clear Water, a provider of water filtration systems in the Richmond, Virginia area. Mrs. Gottwald and Mr. Clifton are United States citizens and the address for each is the same as that listed in Item 2(b) above.

During the last five years, neither Mrs. Gottwald nor Mr. Clifton has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, neither Mrs. Gottwald nor Mr. Clifton was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)    On March 14, 2018, the Reporting Person acquired voting rights over 1,175 performance shares granted by the Issuer. The Reporting Person has not engaged in any other transactions involving Shares in the 60 days prior to April 1, 2018, other than regular periodic purchases by the plan trustee pursuant to the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Savings Plan”).

(d)    Certain family trusts for which the Reporting Person serves as trustee or co-trustee have the right to receive dividends from, or proceeds from the sale of, certain of the Shares reported in Item 5(a) and (b) above. None of the trusts, however, have any such interest that relates to more than 5% of the outstanding Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As an employee and member of the board of directors of the Issuer, the Reporting Person is eligible to receive equity and/or equity-based awards under the Issuer’s Incentive Compensation Plan, and participates in the Savings Plan. Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	2014 Incentive Compensation and Stock Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-32190) filed April 24, 2014).

2.	Savings Plan for the Employees of NewMarket Corporation and Affiliates (incorporated by reference to Exhibit 4.3 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-98435-99))

3.	Amendment No. 1 to the Savings Plan for the Employees of NewMarket Corporation and Affiliates (incorporated herein by reference to Exhibit 4.4 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-98435-99))

4.	Savings Plan for the Employees of NewMarket Corporation and Affiliates Trust Agreement (incorporated herein by reference to Exhibit 4.5 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-98435-99))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

/s/ Thomas E. Gottwald Thomas E. Gottwald